

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 16, 2008

David A. Saltrelli
President, Secretary Treasury, Principal Executive
Officer and Principal Financial Officer
PlasmaTech, Inc.
2764 Lake Sahara Drive, Suite 111
Las Vegas, NV 89117

> **Re:** **PlasmaTech, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 333-133427**

Dear Mr. Saltrelli:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director